Exhibit 99.1
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ULTRAPETROL (BAHAMAS) LIMITED ANNOUNCES CERTAIN THIRD QUARTER RESULTS

Nassau, Bahamas, November 8, 2004 -- Ultrapetrol (Bahamas) Limited ("Ultrapetrol" or the "Company") announced today that for the three months ended September 30, 2004, it generated consolidated revenues of $24.1 million, as compared to $18.1 million during the three months ended September 30, 2003, which represents an increase of $6.0 million or 33.2%. The Company generated $11.3 million in EBITDA during the three months ended September 30, 2004, as compared to $6.2 million in EBITDA during the three months ended September 30, 2003, which represents an increase of $5.1 million or 82%.

For the nine months ended September 30, 2004, Ultrapetrol generated consolidated revenues of $71.5 million, as compared to $55.6 million during the nine months ended September 30, 2003, which represents an increase of $15.9 million or 29%. The Company generated $36.8 million in EBITDA during the nine months ended September 30, 2004, as compared to $22.9 million in EBITDA during the nine months ended September 30, 2003, which represents an increase of $13.9 million or 61%.

For the twelve months ended September 30, 2004, the Company generated consolidated revenues of $91.2 million, as compared to $85.2 million during the twelve months ended June 30, 2004, which represents an increase of $6.0 million or 7%. The Company generated $39.5 million in EBITDA during the twelve months ended September 30, 2004, as compared to $34.4 million in EBITDA during the twelve months ended June 30, 2004, which represents an increase of $5.1 million or 15%.

From 2000 to 2004, the Company operated a portion of its business through UABL Limited ("UABL"), a joint venture in which the Company had a 50% equity interest. On April 23, 2004, the Company acquired the remaining 50% equity interest in UABL and began to include UABL's financial results in its consolidated financial statements. The financial data set forth above reflects the UABL acquisition as of April 23, 2004, and does not purport to represent pro forma financial data.

We understand that Moody's Investors Service has published a forecast pro forma EBITDA figure for 2004 of $50 million after giving effect to the Company's decision to deconsolidate its investment in the offshore transportation services industry and assuming that the UABL acquisition occurred at the beginning of 2004. Based on the expected employment of the fleet, the Company's estimate of this pro forma EBITDA figure is in the range of $44 million - $50 million.

EBITDA, which is not a recognized measure under generally accepted accounting principles ("GAAP"), represents income before interest expense, income taxes, depreciation and amortization (including amortization of drydock expenses) and other non-cash charges. Ultrapetrol believes that EBITDA is useful in evaluating the performance of shipping companies, particularly in evaluating its operating performance compared to that of other shipping companies because the calculation of EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions, which items may vary for different companies for reasons unrelated to overall operating performance. Ultrapetrol therefore uses EBITDA in evaluating its own business performance.

When analyzing Ultrapetrol's operating performance, interested parties should use EBITDA in addition to, and not as an alternative for, its net income (loss) as determined in accordance with GAAP. Because not all companies use identical calculations, Ultrapetrol's presentation of EBITDA may not be comparable to similarly titled measures presented by other companies.

A reconciliation of Ultrapetrol's consolidated net income (loss) to its consolidated EBITDA is included below:

Reconciliation of Net Income to
EBITDA
(U.S. Dollars in thousands) (unaudited)

                    Three    Three     Nine         Nine     Twelve     Twelve
                    Months   Months    Months       Months   Months     Months
                    Ended    Ended     Ended        Ended    Ended      Ended
                   9/30/04   9/30/03   9/30/04      9/30/03  9/30/04    6/30/04
                   -------   -------   -------     -------   -------    -------

Net income (loss)   2,307.3  (3,329.1)  12,221.6   (6,872.1)  7,575.3    1,939.0

Interest expenses   4,344.2   4,027.1   10,996.4   12,006.5  13,414.5   13,099.0

Income tax expenses    13.2      48.3      177.8      139.1     223.8      259.0

Depreciation
and amortization    4,645.7   5,481.6   13,380.1   17,636.4  18,310.6   19,146.0
                   -------------------------------------------------------------
EBITDA             11,310.4   6,227.9   36,775.9   22,909.9  39,524.2   34,443.0
                   =============================================================

About Ultrapetrol
-----------------

Ultrapetrol is a diversified ocean and river transportation company involved in the carriage of dry and liquid bulk cargoes. In its "Ocean Business," it owns and operates oceangoing vessels that transport petroleum products and dry cargo around the world. In its "River Business," it owns and operates river barges and push boats in the Hidrovia region of South America, a fertile agricultural region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. The Company's registered office is located at H & J Corporate Services Ltd., Shirlaw House, 87 Shirley Street, P.O. Box SS-19084, Nassau, Bahamas.

    This press release is neither an offer to sell nor a solicitation to buy securities.

  "Safe Harbor" Statement Under the Private Securities Litigation Reform Act of
                                      1995

This press release contains "forward looking statements" concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding the expected amount of the Company's EBITDA for 2004. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of, or demand for, oil or dry bulk commodities, either generally or in particular regions; the cyclical nature of the shipping industry and its dependence on commodities and bulk markets; the supply of vessels available to meet the demand for transportation of commodities; greater than anticipated levels of newbuilding orders or less than anticipated rates of vessel scrapping; changes in trading patterns significantly impacting overall shipping requirements; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; changes in charter rates and the Company's operating expenses, including bunker prices, drydocking and insurance costs and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. Because of these factors, we caution that you should not place undue reliance on any of our forward-looking statements. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.